1690 South Congress Avenue, Suite 200
Delray Beach, Florida 33445

January 16, 2007

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Attention:      Mr. Larry Spirgel, Assistant Director
                        Ms. Sharon Virga, Senior Staff Accountant
Mr. Dean Suehiro, Senior Staff Accountant

Re:	Applied Digital Solutions, Inc. (the "Company")
Form 10K/A for Fiscal Year Ended December 31, 2005
Filed April 6, 2006

Forms 10-Q for Fiscal Quarters Ended March 31, 2006 and June 30, 2006
File No. 0-26020

Dear Messrs. Spirgel and Suehiro and Ms. Virga:

As requested, the Company has addressed below the comments in the Staff’s letter dated December 29, 2006. The Company’s responses are presented in italics. The numbering of the Company’s responses corresponds to the numbering of the comments in the Staff’s comment letter.

Form 10-K/A for the Year Ended December 31, 2005

Consolidated Financial Statements

Note 2. Financing Agreements, page F-25

1.     Please refer to prior comment number 4. Please tell us how you concluded that the warrants should be accounted for as equity rather than liabilities. Provide us with your calculation of their fair market values. In determining the fair market value of the convertible note payable, tell us why you used $5,350 rather than $5,500. Tell us how you determined that the total proceeds were $17,500 rather than $18,000. Tell us why you used the fair market value of the stock rather than the conversion price to determine the amount of the beneficial conversion feature. We may have further comments.

January 16, 2007

The Company reviewed the provisions of EITF Issue 00-19 to determine whether the warrants issued to Satellite Strategic Finance Partners, Ltd. (“SSFP”) and Satellite Strategic Finance Associates, LLC (“SSFA”) should be accounted for as a liability or an equity instrument. The warrants are subject to a registration rights agreement that includes a liquidated damages clause. The registration rights agreement required the Company to register the resale of the shares of stock underlying the warrants within 90 days following the transaction date, subject to an extension in the result of a full review by the Commission. The liquidated damages penalty, to be paid in cash, is equal to 1.0% of the original principal amount for each 30 day period that the shares are not covered by an effective registration agreement.

 The Company had accounted for the registration rights agreement in accordance with View C of Issue No. 05-4, “The Effect of Liquidated Damages Clause on a Freestanding Financial Instrument Subject to EITF 00-19,” and has therefore accounted for the registration rights agreement as a derivative instrument under FAS 133. The Company determined that the warrant and registration rights agreement do not meet all of the combining criteria found in Derivatives Implementation Group K-1 “Miscellaneous: Determining Whether Separate Transactions Should Be Viewed as a Unit”; because the criteria stated in (c) is not met. Specifically, the two agreements do not relate to the same risk. The warrant agreements relate to the Company’s share price while the liquidated damages penalty relates to the filing of a registration statement and having it declared effective and maintained effective.

In determining the fair value of the liability associated with the registration rights agreement the Company considered the timing and the probability that the Company would be able to register the shares. Considering that the Company has filed numerous registration statements and has never had any issues with obtaining effectiveness or maintaining the effectiveness of a registration statement it considered the probability of not getting the shares registered or the probability of not being able to maintain effectiveness to be very small. (Note that the registration statement covering the shares underlying the warrants, which were issued in June 2005, was declared effective in July 2005.) With the probability being so small, the Company determined that any liability associated with the registration rights agreement would be immaterial to the financial statements of the Company. Coincidently, a FASB staff position has been issued, EITF No. 00-19-2, addressing the accounting for registration statement arrangements. Our accounting would yield the same results as provided therein.

January 16, 2007

The calculation of the fair market values of the warrants issued to SSFP and SSFA were as follows:

		ADS Warrants Issued to Satellite
No. of Warrants		1,176,075
Input Variables
ADS Stock Price June 10, 2005		3.5900
Exercise Price		4.0900
Expected Life (from issue date to expected termination date)		5.000
Volatility		50.00%
Annual Rate of Quarterly Dividends		0.000%
Risk Free Rate		3.75%

Intermediate Computations
Present Value of Stock - Ex Dividend		$ 3.590
Present Value of Exercise Price		$ 3.397
Cumulative Volatility		111.80%

Call Option
Proportion of Stock Present Value		72.86%
Proportion of Exercise Price PV		-30.52%
Call Option Value	A	$ 1.58

Number of Warrants		1,176,075
Less: Expected Forfeitures		-
Net	B	1,176,075
Present Value of Net Options Issued	C = A x B	$ 1,856,978

Weighted Average Fair Value of Options Granted		$ 1,856,978

January 16, 2007

		VeriChip Warrants Issued to Satellite
No. of Warrants		100,000
Input Variables
Stock Price		$ 2.31
Exercise Price		$ 12.00
Expected Life (from issue date to termination date)		2
Volatility		50.00%
Annual Rate of Quarterly Dividends		0.000%
Risk Free Rate		3.62%

Intermediate Computations
Present Value of Stock - Ex Dividend		$ 2.310
Present Value of Exercise Price		$ 11.169
Cumulative Volatility		70.71%

Call Option
Proportion of Stock Present Value		3.04%
Proportion of Exercise Price PV		-0.49%
Call Option Value	A	$ 0.01

Number of Warrants		100,000
Less: Expected Forfeitures		-
Net	B	100,000
Present Value of Net Options Issued	C = A x B	$ 1,538

Weighted Average Fair Value of Options Granted		$1,538

The Company used $5,350,000 rather than $5,500,000 as the fair market value of the convertible notes payable because $5,350,000 was the face value of the notes. The Company used $17,500,000 as the total proceeds rather than $18,000,000 because $17,500,000 represented the actual amount of the proceeds received, since the notes were issued at a discount. In the previous response letter, the Company inadvertently listed the amount of the proceeds from the convertible notes payable as $5,500,000 when it should have stated $5,000,000. The corrected calculation of the total proceeds is as follows:

January 16, 2007

Total Proceeds Received (in thousands):
Preferred stock	$12,500
Convertible note payable	5,000
Total Proceeds	$17,500

In accordance with EITF Issue No. 00-27, Application of EITF Issue No. 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios,” the Task Force reached the following consensuses in Issue 98-5:

“Embedded beneficial conversion features should be recognized and measured by allocating a portion of the proceeds to additional-paid-in capital equal to intrinsic value of the features; such amount should be calculated at the commitment date as the difference between the conversion price and the fair value of the common stock or other instruments into which the securities are convertible.”

EITF Issue No. 00-27 provides the following guidance on the application of the consensuses in Issue 98-5:

“In determining whether an instrument contains a beneficial conversion option, intrinsic value should be calculated using the effective conversion price, which is based on the proceeds received for (or allocated to) the convertible instrument.”

Therefore, the Company calculated the effective conversion price based on the relative fair values of the preferred stock and the convertible notes payable and determined the beneficial conversion feature based on the difference between the effective conversion price and the fair market value of the Company’s common stock on the date of the transaction. The calculation of the beneficial conversion feature was as follow:

Calculation of Intrinsic Value of the Beneficial Conversion Features (in thousands, except per share amounts):

	Relative Fair Value	No. of Conversion Shares	Effective Conversion Price	FMV of Stock June 10, 2006	BCF Per Share
Preferred stock	$11,003	3,197 (1)	$3.442	$3.5900	$0.148
Convertible notes payable	$4,716	1,370 (1)	$3.440	$3.5900	$0.150

(1) Calculated based on the conversion price per the terms of the agreement.

January 16, 2007

Share Exchange Agreement, page F-28

2.     Please refer to prior comment number 5. Tell us how you determined the value of the 1.98 million shares of common stock that you issued to Digital Angel on March 1, 2004. Tell us why you did not assign any value to the warrants to purchase up to 1 million shares of Digital Angel stock at an exercise price of $3.74 per share. Please provide us with an analysis under the accounting literature that supports your financial reporting for each part of this entire transaction. We may have further comments

The March 1, 2004 exchange of shares between the Company and it majority-owned subsidiary, Digital Angel, represented an exchange of shares between entities under common control in accordance with FAS 141, paragraph 11 and Appendix D of FAS 141, paragraphs 11 to 18. The Company did not, in substance, acquire any of the minority owners’ interest as a result of this transaction. The shares of Digital Angel obtained were newly issued shares. This was a related party transaction designed to infuse capital into Digital Angel, and was accounted for as prescribed in FAS 141 in accordance with Technical Bulletin 85-5 Questions 2, paragraph 7 and Accounting Interpretation 39 of Opinion 16. Accordingly, the exchange had no effect on the Company’s consolidated assets or liabilities, no goodwill was recorded and Digital Angel’s assets and liabilities continued to be accounted for by the Company at their existing carrying amounts following the exchange.

Per the terms of the exchange, the Company was required to deliver shares of its common stock with a value of $7,920,000 based upon the average of the volume weighted average price of the Company’s common stock for the ten trading days immediately proceeding the closing date of March 1, 2004, which average was $3.99 per share. Accordingly the Company issued 1,980,000 shares of its common stock to Digital Angel in the exchange.

Since the total value of the additional investment in Digital Angel resulting from the transaction was $7.9 million, assigning a portion of the value to the warrants would not have had an impact on Company’s financial statements. The total additional investment in Digital Angel of $7.9 million and the total increase in equity would have remained the same. Therefore, it was determined that assigning a portion of the value to the warrants was not necessary.

Digital Angel recorded the $7.9 million value of the shares it received from the Company as a debit to marketable securities, in accordance with FAS 115, “Accounting for Certain Investments in Debt and Equity Securities,” and a credit to its equity, since Digital Angel intended to sell the shares for cash.

Upon consolidation, the Company eliminated the current value of the marketable securities as reflected on Digital Angel’s books and recorded such value as treasury stock. As a result of the exchange, the Company recorded a loss on capital transactions of subsidiary and gain attributable to changes in minority interest as a result of capital transactions of subsidiary. These gains and losses were recognized in accordance with SAB Topic 5-H and the Company’s policy of recognizing gains and losses on the issuances of common stock by its subsidiaries in its statement of operations. Upon the sale of the shares of the Company’s common stock by Digital Angel, the consolidated financial statements of the Company reflected the cash realized upon the sale and a corresponding reduction in treasury stock. The difference between the cash realized and the value of the treasury stock was recorded as a reduction in equity in accordance with ARB 43, Chapter 1B paragraph 12(b). The total cash realized by Digital Angel on the sale of the Company’s common stock was $6.7 million.

January 16, 2007

Upon the exercise of the warrant in December 2004, the Company recorded a decrease in cash and an increase in its investment in Digital Angel and Digital Angel recorded an increase in cash and an increase in its equity. No goodwill resulted from the exercise of the warrant as purchase accounting did not apply to this transaction. As a result of the increase in the Company’s ownership of Digital Angel resulting from the exercise of the warrant, the Company recorded a gain of approximately $38,000 attributable to changes in minority interest as a result of the warrant exercise. This gain was recorded in accordance with SAB Topic 5-H and the Company’s policy of recognizing gains and losses on the issuances of common stock by its subsidiaries.

In its separate financial statements, Digital Angel recorded realized and unrealized gains associated with the shares of the Company’s common stock that it received in the share exchange. However, because such gains and losses resulted from transactions in the Company’s common stock, the Company eliminated such gains and losses in consolidation of its financial statements in accordance with paragraph 28 of APB 9, “Reporting Results of Operations.”

Note 3. Acquisitions

VeriChip, Inc. page F-31

3.     Please refer to prior comment number 9. Your methodology for recording the purchase price is not in accordance with paragraph 22 of FAS 141 which requires the use of the market price for a reasonable period before and after the date that the terms of the acquisition are agreed to and announced to determine the fair value off securities issued. Since you have not provided us with references to any authoritative accounting literature, please revise or advise.

The Company determined the purchase price for VHI based on the value of the consideration given, which was the Company’s common stock, and the value of the

January 16, 2007

options and warrants assumed as the Company deemed those values to be more clearly evident and, thus, the more reliable measure than the stock received from VHI. The determination of the purchase price of VHI was as follows:

($ in thousands, except per share amounts)

Purchase price of VHI shares (per the terms of the purchase agreement)	CAN $1.60
VWAP of the Company’s common stock for the ten trading days prior to the transaction per the terms of the purchase agreement	CAN $4.8472
Exchange ratio ($4.847/$1.60)	3.03
Number of VHI shares outstanding	10,265
Number of the Company’s shares issued	3,388
Closing price of the Company’s common stock on the closing date - March 31, 2005	$3.46
Value of the shares exchanged	$11,722
Value of the VHI options assumed	656
Value of the VHI warrants assumed	1
Acquisition costs	904
Total purchase price	$13,283

On February 1, 2005, the Company issued a Current Report on Form 8-K reporting that it had entered into a definitive agreement to acquire VHI. At that time, the acquisition was subject to, among other things, approval by VHI’s shareholders (VHI was publicly traded on the British Vancouver Exchange) and by the Supreme Court of British Columbia. There was a considerable length of time between the announcement of the definitive agreement and the actual acquisition of VHI on March 31, 2005. In addition, there was considerable uncertainty with respect to the completion of the acquisition at the time the definitive agreement was announced as a result of the requirement that VHI’s shareholders approve the transaction. Also, the Company’s report of its operating losses for the three-months and year ended December 2004, which announcement was made during this period of time, resulted in a reduction in the value of the Company’s common stock. Given these circumstances, the Company, while considering the provisions of paragraph 22 of FAS 121, did not believe that using an average market price of its common stock for a period of time before and after the February 1, 2005 announcement date was necessary. The Company used the closing price of its common stock on the date of the closing of the transaction to determine the fair value of the securities issued for the acquisition. The closing price of the Company’s common stock on the closing date was $3.46 per share. Had the Company used the market price for a period of 5 days before and 5 days after the closing date of the transaction, which average was $3.55 per share, the purchase price of VHI, including the acquisition costs, would have been $13.6 million.

The Company considers the methodology used to determine the purchase price of VHI to reflect the fair value of the consideration given and, as noted above, the use of a 10 day

January 16, 2007

average of 5 days before and 5 days after the closing date would only result in an immaterial increase of the purchase price calculated by the Company.

4.
Please refer to prior comment number 10. Tell us the implications of using March 31, 2005 rather than June 9, 2005 on your financial reporting for this transaction. What was your ownership before the acquisition and how would your financial results have changed if you had used that percentage ownership rather than 100% ownership until the actual date of acquisition, June 9, 2005.

The actual date of the acquisition of VHI was March 31, 2005. The Company acquired 100% of VHI on March 31, 2005. Since the Company owned 100% of VHI and VeriChip Corporation at all times from March 31, 2005 through September 30, 2006, there was no financial impact as a result of the June 9, 2005 transaction.

DSD Holdings, A/S, page F-33

5.     Please refer to prior comment number 13. Your methodology for recording the purchase price is not in accordance with paragraph 22 of FAS 141 which requires the use of the market price for a reasonable period before and after the date that the terms of the acquisition are agreed to and announced to determine the fair value of securities issued. Since you have not provided us with references to any authoritative accounting literature, please revise or advise.

The determination of the purchase price of DSD Holdings was as follows

($ in thousands, except per share amounts)

Value of the Company’s common stock per terms of the agreement	$3,500
Volume weighted average price of the Company’s common stock for the ten trading days prior to closing per the terms of the agreement	$5.11
Number of the Company’s shares issued	684,543
Cash payment to account for pre-closing pricing fluctuations	195
Acquisition costs	207
Purchase price as of December 31, 2005	$3,902

Since the fair value of the Company’s common stock was lower on the closing date than the weighted average price determined in accordance with the purchase agreement, as a

January 16, 2007

result of additional negotiations, the Company paid additional cash consideration of approximately $195,000, which resulted in the overall purchase price approximating $3.9 million (including acquisition costs) based upon the fair value of the Company’s common stock on the date of the closing plus the additional cash consideration. Had the Company considered paragraph 22 of FAS 141 and the market price of its common stock for a different or shorter period before and after the date that the terms of the acquisition were agreed to and announced, the impact would not have been material. Based upon a 10 day average of the Company’s stock price around the announcement/transaction date (5 days before and 5 day after), the transaction would have been valued at approximately $3.6 million, including acquisition costs.

Pursuant to the terms of the stock purchase agreement between DSD Holdings A/S and Digital Angel, on April 13, 2006, Digital Angel exercised its right to buyout the remaining purchase price of DSD Holdings by electing to pay the set amount of $2.0 million. The $2.0 million buyout price was satisfied by a cash payment of $1.0 million and $1.0 million worth of Digital Angel’s unregistered common stock. The additional purchase price of DSD Holdings was determined as follows:

($ in thousands, except per share amounts)

Value of Digital Angel’s common stock per stock purchase agreement	$1,000
VWAP of Digital Angel’s common stock for the ten trading days prior to closing	$ 3.55
Number of shares of Digital Angel’s common stock issued	282,115
Cash payment	1,000
Total additional purchase price	$2,000

Had the Company considered the market price of Digital Angel’s common stock for a different or shorter period before and after the date that the terms of the buyout were agreed to, the impact would not have been material. Based upon a 10 day average of the Digital Angel’s stock price around the transaction date (5 days before and 5 days after), the buy out price would have been valued at approximately $2.2 million.

The Company considers the methodology used to determine the purchase price of DSD Holdings A/S to reflect fair value of the consideration given and, as noted above, the use of a 10 day average before and after the transaction date would only result in an immaterial increase in the purchase price calculated by the Company.

6.
Please refer to prior comment number 14. Tell us why you believe that the legal life of a US patent is the appropriate useful life for Danish patents. Tell us the remaining period for each Danish patent acquired. Tell us the actual period for the non-compete agreement. Please provide us with a more detailed analysis regarding your determination of a 15 year useful life for customer relationships.

January 16, 2007

Digital Angel did not acquire patents in the DSD acquisition, more precisely Digital Angel acquired various non-patented proprietary trade secrets related to manufacturing equipment and manufacturing processes at DSD’s Danish manufacturing facility. Although these trade secrets are not patented, Digital Angel considered that the trade secrets related to manufacturing equipment and processes create a competitive advantage for the Company and will do so for a very substantial number of years.

When determining the useful life of the non-compete agreement primary consideration was given to the fact that the agreement was between Digital Angel and an employee who was a former shareholder of DSD Holdings (approximately 10%). The actual employment terms of the agreement commence upon the date of the agreement and continue until either party terminates the employee’s employment by providing the other party a twelve month advance written notice. The Company estimated that this employee would remain for a three year period which coincides with the earn-out period included in the purchase agreement.

Digital Angel determined the 15 year useful life of the customer relationships, by considering DSD Holdings’ longevity in the European marketplace (over 30 years), as well as its customer relationship history, including length of relationships with customers and low churn of customers. In addition, Digital Angel considered economic and industry factors, including (1) customers and target market of agricultural ministries of governments in the European Union, (2) nature of customer acquisition (requires approval from government agency to sell to breeders within the country), (3) increased emphasis on food security and tracking and (4) competition.

Share Exchange Agreements, page F-36

7.     Please refer to prior comment number 17. You reference paragraphs 11 and 14 of FAS 141 as your authority for your accounting treatment for the exchanges of stock. These paragraphs refer to the accounting when a minority interest is purchased. Tell us your financial reporting for these exchanges, including the accounting literature upon which you relied.

March 1, 2004 Share Exchange

The March 1, 2004 exchange of shares between the Company and it majority-owned subsidiary, Digital Angel, represented an exchange of shares between entities under common control in accordance with FAS 141, paragraph 11 and Appendix D of FAS 141, paragraphs 11 to 18. The Company did not acquire, in substance, any of the minority owners’ interest as a result of this transaction. The shares of Digital Angel obtained were newly issued shares. This was a related party transaction designed to infuse capital into Digital Angel, and was accounted for as prescribed in FAS 141 in accordance with Technical Bulletin 85-5 Questions 2, paragraph 7 and Accounting Interpretation 39 of Opinion 16. Accordingly, the exchange had no effect on the Company’s consolidated assets or liabilities, no goodwill was recorded and Digital Angel’s assets and liabilities continued to be accounted for by the Company at their existing carrying amounts following the exchange.

Per the terms of the exchange, the Company was required to deliver shares of its common stock with a value of $7,920,000 based upon the average of the volume weighted average price of the Company’s common stock for the ten trading days immediately proceeding the closing date of March 1, 2004, which average was $3.99 per share. Accordingly the Company issued 1,980,000 shares of its common stock to Digital Angel in the exchange.

January 16, 2007

Since the total value of the additional investment in Digital Angel resulting from the transaction was $7.9 million, assigning a portion of the value to the warrants would not have had an impact on Company’s financial statements. The total additional investment in Digital Angel of $7.9 million and the total increase in equity would have remained the same. Therefore, it was determined that assigning a portion of the value to the warrants was not necessary.

Digital Angel recorded the $7.9 million value of the shares it received from the Company as a debit to marketable securities, in accordance with FAS 115, “Accounting for Certain Investments in Debt and Equity Securities,” and a credit to its equity, since Digital Angel intended to sell the shares for cash.

Upon consolidation, the Company eliminated the current value of the marketable securities as reflected on Digital Angel’s books and recorded such value as treasury stock. As a result of the exchange, the Company recorded a loss on capital transactions of subsidiary and a gain attributable to changes in minority interest as a result of capital transactions of subsidiary in its statement of operations. These gains and losses were recognized in accordance with SAB Topic 5-H and the Company’s policy of recognizing gains and losses on the issuances of common stock by its subsidiaries. Upon the sale of the shares of the Company’s common stock by Digital Angel, the consolidated financial statements of the Company reflected the cash realized upon the sale and a corresponding reduction in treasury stock. The difference between the cash realized and the value of the treasury stock was recorded as a reduction in equity in accordance with ARB 43, Chapter 1B paragraph 12(b). The total cash realized by Digital Angel on the sale of the Company’s common stock was $6.7 million.

Upon the exercise of the warrant in December 2004, the Company recorded a decrease in cash and an increase in its investment in Digital Angel and Digital Angel recorded an increase in cash and an increase in its equity. No goodwill resulted from the exercise of the warrant as purchase accounting did not apply to this transaction.

January 16, 2007

As a result of the increase in the Company’s ownership of Digital Angel resulting from the exercise of the warrant, the Company recorded a gain of approximately $38,000 attributable to changes in minority interest as a result of the warrant exercise. This gain was recorded in accordance with SAB Topic 5-H and the Company’s policy of recognizing gains and losses on the issuances of common stock by its subsidiaries.

In its separate financial statements, Digital Angel recorded realized and unrealized gains associated with the shares of the Company’s common stock that it received in the share exchange. However, because such gains and losses resulted from transactions in the Company’s common stock, the Company eliminated such gains and losses in consolidation of its financial statements in accordance with paragraph 28 of APB 9, “Reporting Results of Operations.”

February 25, 2005 Share Exchange

The February 25, 2005 share exchange agreement was the exchange of the Company’s common stock for shares of Digital Angel’s common stock, which were issued to the sellers of DSD Holding A/S to effect a purchase transaction. The only reason that the sellers were issued shares of the Company’s common stock rather than Digital Angel’s common stock was based on the sellers’ desire to receive the Company’s common stock. Had the transaction been structured so that Digital Angel issued shares of its common stock to the sellers and the Company exchanged its shares of common stock for the shares of Digital Angel’s common stock received by the sellers, the Company would have been deemed to have acquired a portion of the minority interest in Digital Angel. Therefore, the Company believes that in substance the impact of the exchange was that the Company purchased a minority interest ownership in Digital Angel from the sellers of DSD Holding A/S. Based on the substance of the transaction and the fact that the shares were exchanged in connection with an acquisition, the Company accounted for the exchange in accordance with FAS 141 as follows:

At issuance on February 25, 2005, the Company recorded the approximately $3.5 million value of the 0.6 million shares of its common stock issued to Digital Angel under the share exchange agreement as a debit to investment in Digital Angel and a credit to equity in accordance with FAS 141, paragraphs 11 and 14. Digital Angel recorded the value of the shares it exchanged as a debit to investment in DSD Holdings A/S and a credit to its equity, since Digital Angel used the shares of the Company’s common stock that it received in the exchange to acquire DSD Holdings. Upon consolidation, the $3.5 million was attributable to DSD Holdings’ assets and liabilities under purchase accounting. No other carrying values of Digital Angel’s assets or liabilities were affected by the exchange.

As a result of the $3.5 increase in Digital Angel’s equity resulting from the issuance of the shares in the share exchange, the Company determined that it was appropriate to increase the minority interest on its balance sheet to reflect the minority owners’ portion of the increased equity. Thus, the Company recorded the minority owners’ portion of the $3.5 million contributed to Digital Angel by the Company of $1.6

January 16, 2007

million as additional goodwill associated with DSD Holdings A/S in accordance with FAS 141, paragraphs 11 and 14.

The Company recorded a gain of approximately $23,000 attributable to changes in minority interest as a result of this share exchange. This gain was recorded in accordance with SAB Topic 5-H and the Company’s policy of recognizing gains and losses on the issuances of common stock by its subsidiaries.

Note 15. Asset Impairment, page F-54

8.	Please refer to prior comment number 22. Please revise your disclosure in your next submission to include the information in your response.

The Company will revise its disclosure in its next submission to the SEC to include the information in the Company’s response to prior comment number 22.

Forms 10-Q for March 31, 2006 and June 30, 2006 and September 30, 2006

9.     Please refer to prior comment number 23. Revise, as applicable, for comments issued regarding Form 10-K/A for the Year Ended December 31, 2005.

Any additional disclosure resulting from the Staff’s comments numbers 1 to 9 above will be included in the Company’s Form 10-K for the year ended December 31, 2006, as applicable.

Please direct any questions or comments regarding this letter to me at 561-805-8027 or to my colleague Lorraine M. Breece at 561-805-8025.

Very truly yours,

/s/Evan C. McKeown
Applied Digital Solutions, Inc.
Senior Vice President, Chief Financial Officer

cc:       Michael Krawitz, Chief Executive Officer
Lorraine Breece, Chief Accounting Officer
Harvey Goldman, Esq. Holland & Knight LLP